September 13, 2005

Mail Stop 4561

Mr. Edward C. Ashby, III
President and Chief Executive Officer
Surrey Bancorp
145 North Renfro Street
P.O. Box 1227
Mount Airy, NC 27030

Re: Surrey Bancorp
 Form 10-KSB for the Fiscal Year Ended December 31, 2004
 Forms 10-QSB for the Fiscal Quarters Ended
      March 31, 2005 and June 30, 2005
 File Number: 000-50313

Dear Mr. Ashby, III:

 We have completed our review of your Form 10-KSB and related
filings and have no further comments at this time.

        Sincerely,

        John P. Nolan
        Accounting Branch Chief